February 10, 2006


Steven R. Delmar
Chief Financial Officer
ACE*COMM Corporation
704 Quince Orchard Road
Gaithersburg, MD 20878

Re:	ACE*COMM Corporation
	Form 10-K for the fiscal year ended 6/30/2005
	Filed August 31, 2005
      Form 10-Q for the quarter ended 09/30/2005
      Filed November 14, 2005
	File No. 000-21059

Dear Mr. Delmar:

    We have reviewed your response letter dated February 6, 2006 and have the following accounting comments on your financial statements.


Form 10-K for the Fiscal Year Ended June 30, 2005

Financial Statements

Notes to Consolidated Financial Statements

Note 10 - Stockholders` Equity, page F-15

1. We note your response to prior comment number 1. While we do not necessarily agree with the notion that something can be quantitatively material but mitigated by qualitative factors to be immaterial, we do not object based on the particular facts and circumstances to the Company recognizing these warrants as equity for the interim periods ended March 31, 2005 and September 30, 2005 and the fiscal year ended June 30, 2005.


Note 7 - Merger And Acquisitions, page 11

2. We note your response to prior comment number 4. Clarify your statement that the amendment related "primarily to the estimated value of certain specific contracts existing on the date of acquisition and changes in that estimated value post acquisition". Explain why the estimated value has changed (i.e., original assumptions were incorrect or events occurred subsequent to acquisition that changed those assumptions). In this regard, demonstrate to us how you can clearly and directly link the adjustments on an objective basis to the estimated fair value of the contracts post acquisition. Indicate why the "post acquisition" decline in value is not the result of an impairment subsequent to acquisition that should be recorded in accordance with SFAS 144. In addition, tell us and clearly disclose how you will account for the earn-out. See paragraph 51(f) of SFAS 141.



You may contact Morgan Youngwood, Staff Accountant, at (202) 551-
3497
or Stephen Krikorian, Accounting Branch Chief at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.


							Sincerely,


							Stephen Krikorian
							Accounting Branch Chief
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Steven R. Delmar
ACE*COMM Corporation
February 10, 2006
page 1